Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-267049 on Form N-1A of our report dated February 12, 2024, relating to the financial statements and financial highlights of Calamos Antetokounmpo Sustainable Equities Fund, a series of Calamos Antetokounmpo Sustainable Equities Trust, appearing in the Annual Report on Form N-CSR of Calamos Antetokounmpo Sustainable Equities Trust for the period February 3, 2023 (commencement of operations) through December 31, 2023, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Non-Public Disclosure” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

April 15, 2024